UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40527

DIGI POWER X INC.
(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On November 13, 2025, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 and 2024, management’s discussion and analysis for the three and nine months ended September 30, 2025, certifications of each of its CEO and CFO and a material change report that included a copy of a press release, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively. Exhibits 99.1 and 99.2 to this Form 6-K are each hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-276647) and the Registrant’s Registration Statement on Form F-10 (File No. 333-286520) (the “Form F-10”). Exhibit 99.5 to this Form 6-K is hereby incorporated by reference into the Form F-10. The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K or incorporated herein.

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2025 and 2024
99.2	Management’s Discussion and Analysis for the three and nine months ended September 30, 2025
99.3	CEO Certification of Interim Filings - Interim Certificate dated November 13, 2025
99.4	CFO Certification of Interim Filings - Interim Certificate dated November 13, 2025
99.5	Material Change Report dated November 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGI POWER X INC.

	By:	/s/ Michel Amar
		Name:	Michel Amar
		Title:	Chief Executive Officer

Date: November 14, 2025

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